Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
SCYNEXIS, Inc.

SCYNEXIS, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:

 First:  The name of the Corporation is SCYNEXIS, Inc. The Corporation was originally incorporated under the name Scyrex, Inc.

Second:  The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is November 4, 1999.

Third:  Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Amended and Restated Certificate of Incorporation amends the Corporation’s Amended and Restated Certificate of Incorporation as follows:

Article IV.A of the Amended and Restated Certificate of Incorporation is amended to read in its entirety as follows:

“A. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is 105,000,000 shares. 100,000,000 shares shall be Common Stock, each having a par value of $0.001. 5,000,000 shares shall be Preferred Stock, each having a par value of $0.001. Effective as of 12:01 a.m. Eastern time, on the date immediately following the date this Certificate of Amendment of Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each ten (10) shares of the Corporation’s Common Stock issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of Common Stock (the “Reverse Stock Split”); provided, however, that the Corporation shall issue no fractional shares as a result of the Reverse Stock Split but shall instead pay to the holder of such fractional share a sum in cash equal to such fraction multiplied by the closing sales price of the Corporation’s Common Stock as reported on the Nasdaq Global Market (or such other principal market upon which its Common Stock is traded) on the last business day before the date this Certificate of Amendment of Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware.”

Fourth:  Thereafter pursuant to a resolution of the Board of Directors, the amendment of Article IV.A. of the Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Corporation for their approval, and was duly adopted at an Annual Meeting of Stockholders held on July 2, 2020, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

In Witness Whereof, SCYNEXIS, Inc. has caused this Certificate of Amendment to be signed by its Chief Financial Officer this 16th day of July, 2020.

SCYNEXIS, Inc.

By:      /s/ Eric Francois

Eric Francois
Chief Financial Officer